FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of NOVEMBER 2002

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:   Form 20-F                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule

12g3-2(b) under the Securities Exchange Act of 1934: Yes                  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2003                                                                        “R. Michael Jones”

                                                                                                                R. MICHAEL JONES

                                                                                                                President, CEO

SEC 1815 (11-2002)	Page 1 of 12

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-45	NEWS RELEASE	NOVEMBER 18, 2002

PLATINUM GROUP METALS LTD. AND AFRICA WIDE MINING ANNOUNCE JOINT VENTURE

ON NORTHERN BUSHVELD PLATINUM PROJECTS

Vancouver and Johannesburg: Platinum Group Metals Ltd. (TSX: PTM), a Toronto-listed company, and Africa Wide Mining, a largely black-owned South African mining company, confirmed today that the companies have entered into a Joint Venture Agreement on two prospective properties, Tweespalk and War Springs.

The two properties, located on the Northern Limb or Platreef area of the Bushveld Complex, cover some 4,573 hectares. The area is one of the most active exploration and development areas for platinum in South Africa and therefore in the world. The Tweespalk and War Springs projects are located 22km north and 15km south, respectively, of the PPRust mine, a 342M tonne open pit platinum mine.

In terms of the agreement, the industry standard joint venture will be structured on a 30:70 basis with Africa Wide having a 30% participating interest and PTM 70%.

Says Michael Jones, President of PTM, “We are extremely proud of our agreement with Africa Wide - it demonstrates our commitment to the empowerment process in South Africa which can result in true commercial transactions. Beyond the financial arrangements, strong partnerships can be built, bringing together complementary assets, skills and experience.” Mlibo Mgudlwa, CEO of Africa Wide Investment Holdings, added that, “Africa Wide is well placed to take advantage of the opportunities created by the Minerals and Resources Development Act. Through our particular skills and expertise we are well-positioned to become a vital part of the junior mining sector that is developing in this country.”

About Africa Wide – Africa Wide Mining is a subsidiary of Africa Wide Investment Holdings, a largely (74%) black-owned and managed mining investment company. Africa Wide Investment Holdings is involved in financial services, environmental management and security. Its shareholders are drawn from the mining, environmental, finance and legal fields. The company’s vision is to develop its mining business in such a way as to ensure the upliftment of local communities through responsible development. In addition to this Joint Venture with PTM, Africa Wide is investigating investment in a number of other mining ventures in the PGM, coal and gold sectors.

About PTM – PTM is a diversified mineral company with properties in Canada and South Africa focused on platinum, palladium and gold. The Company holds the largest mineral rights position surrounding Canada’s only primary producing palladium mine at Lac des Iles, near Thunder Bay. Recent exploration drilling by the Company in this area has located an important new discovery of stratiform palladium-platinum mineralization within a large layered intrusion. PTM also recently increased its position in the Lac des Iles region by staking a number one ranked Pt-Pd- Ni- Cu anomaly from a 3,000sq km geochemical survey by the Government of Ontario. PTM beat several competitors in the staking rush from the data release on September 3, 2002. Ground crews are prospecting this exciting target now.

PTM is also a significant mineral rights holder in the Western Bushveld Intrusion in South Africa. The properties in Canada and South Africa provide a unique diversification in terms of geography and metals in platinum and palladium.

FORM 6K NOVEMBER 2002	Page 2 of 12
Platinum Group Metals Ltd.	File No. 0-30306

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.                    REPORTING ISSUER

PLATINUM GROUP METALS LTD.

800 – 409 Granville Street

Vancouver BC, V6C 1T2

Telephone:    (604) 899-5450

Facsimile:      (604) 484-4710

ITEM 2.             DATE OF MATERIAL CHANGE

August 15, 2002

ITEM 3.            PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated November 18, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (TSX: PTM), and Africa Wide Mining, have entered into a Joint Venture Agreement on two prospective properties, Tweespalk and War Springs.

The two properties, located on the Northern Limb or Platreef area of the Bushveld Complex, cover some 4,573 hectares. The area is one of the most active exploration and development areas for platinum in South Africa and therefore in the world. The Tweespalk and War Springs projects are located 22km north and 15km south, respectively, of the PPRust mine, a 342M tonne open pit platinum mine.

In terms of the agreement, the industry standard joint venture will be structured on a 30:70 basis with Africa Wide having a 30% participating interest and PTM 70%.

ITEM 5.            FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated November 18, 2002.

ITEM 6.          RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

                             N/A

FORM 6K NOVEMBER 2002	Page 3 of 12
Platinum Group Metals Ltd.	File No. 0-30306

ITEM 7.       OMITTED INFORMATION

                             N/A

ITEM 8.        SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.        STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 19th day of November 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Micheal Jones

President & CEO

FORM 6K NOVEMBER 2002	Page 4 of 12
Platinum Group Metals Ltd.	File No. 0-30306

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-46	NEWS RELEASE	NOVEMBER 25, 2002

PTM LAUNCHES GOLD STRATEGY BY FOUNDING

ACTIVE GOLD GROUP LTD.

Active Gold Group Ltd. (“AGG”) and its South African subsidiary, Active Gold Group (Pty.) Limited, were founded recently to bring together strong local knowledge of the South African gold sector with the North American public company expertise. AGG’s founders are Platinum Group Metals Ltd. (TSX-Venture: PTM), a public company focusing on platinum and palladium exploration, and GeoActiv (Pty) Limited (“GeoActiv”), a South African firm whose principals are experienced Witwatersrand gold geologists. PTM will continue to focus on expanding platinum and palladium mineral rights in South Africa and Canada.

The new minerals bill in South Africa is expected to provide numerous opportunities for investment in projects with defined gold resources. The principals of AGG have the skills to evaluate these opportunities and bring them to the capital markets. Empowerment, facilitated by the new South African Mineral Charter, is expected to provide additional opportunities for innovative commercial transactions. AGG is in detailed discussions with a strong empowerment partner.

AGG has already acquired its first gold project – the Rooderand Au Project – and has entered into three option agreements to purchase the mineral rights to a 1,407 hectare parcel of land located along outcropping gold-bearing rocks belonging to the Witwatersrand Basin.

The Project area is located approximately 100km southwest of Johannesburg. The infrastructure is well established and maintained, consisting of paved roads and a nearby railway line. The well-known Witwatersrand Supergroup sediments underlie the area with the Kimberley Reef Au bearing conglomerate package being the main target of this Project. The current project covers 4km of strike length and considerable work, including drilling, has been completed on the property. The gold price, in Rand terms, has increased substantially since the last known evaluation of the Project.

The current option agreements and historical information and results available to AGG are sufficient for AGG to proceed with a program of detailed exploration work, resource delineation and confirmation drilling, followed by a pre-feasibility study and the associated required permitting. A number of operating mills are present within 70 kilometres of the Project and both ore shipping/toll milling and stand-alone mill options will be investigated.

In addition to its Rooderand Au Project, AGG is aggressively investigating other potential gold projects.

FORM 6K NOVEMBER 2002	Page 5 of 12
Platinum Group Metals Ltd.	File No. 0-30306

PTM is contributing $160,000 in seed capital funding to AGG. Upon completion of a further proposed arms length private seed capital financing of $500,000, the fully diluted share capital of AGG will be approximately 5,457,142 common shares, of which PTM is anticipated to hold 1,461,904 shares or 26%. AGG has received expressions of interest for the full $500,000 of this private seed financing and it is expected to close promptly.

PTM will provide mentorship to AGG while AGG develops a full management team, separate from PTM, over the next nine to twelve months. As a founder of AGG, PTM looks forward to the advancement and expansion of the Rooderand Au Project by AGG and to growing exposure to gold in order to maximize the value of the group’s strengths in South Africa and the capital markets.

On Behalf of the Board of Directors

(Signed) R. Michael Jones

R. Michael Jones, Chief Executive Officer

Platinum Group Metals Ltd.

FORM 6K NOVEMBER 2002	Page 6 of 12
Platinum Group Metals Ltd.	File No. 0-30306

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX-Venture: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-47	NEWS RELEASE	NOVEMBER 27, 2002

PTM SUBSIDIARY – ACTIVE GOLD GROUP LTD.

CLOSES $500,000 PRIVATE SEED FUNDING

On November 26,2002 Active Gold Group Ltd., (“Active Gold”) closed a private, non-brokered seed financing for $500,000 Canadian at $0.35 per Active Gold share with seven outside investors resulting in a total of 5,457,141 shares outstanding. Platinum Group Metals Ltd. (TSX: PTM) will hold 1,461,904 shares of Active Gold or 26% as previously announced.

American Gold Capital Corporation (“American Gold”) (TSX: AAU), managed by Sun Valley Gold LLC, subscribed for $250,000 or 714,284 shares in Active Gold Group Ltd. This represents 13% of the Active Gold shares outstanding. American Gold has acquired the right in any subsequent round of financing by Active Gold to acquire such number of shares at the then deemed fair market price to increase and thereafter maintain its ownership at the 19.9% level up to the Initial Public Offering. This right is not subject to any specific term of expiration.

American Gold Capital Corporation considers this is a strategic investment opportunity in a company with a management group possessing demonstrated technical expertise in gold geology and in mineral extraction and operations within its defined area of regional focus.

Active Gold has commenced execution of its business plan to acquire, explore and develop, gold mineral resource properties, principally in South Africa, which have high levels of resource confidence within the proximity of existing mining operations and having the potential of being developed as low cost production in the short term.

R. Michael Jones, President of PTM and Active Gold said “We created Active Gold to capture value for PTM shareholders and have already attracted and closed outside investment from strategic investors to seed a dedicated gold company.”

The next step for Active Gold is to have an independent technical review to satisfy requirements under National Policy 43-101 guidelines, which will allow the Company to disclose the considerable drilling, trenching and panel sampling as well as financial modelling that has been completed historically on the first gold project, Rooderand. The gold price in Rand terms has doubled since the last known project evaluation. Secondly, the Company seeks to engage independent management for Active Gold in Canada and South Africa to advance the project and the company as rapidly as possible.

FORM 6K NOVEMBER 2002	Page 7 of 12
Platinum Group Metals Ltd.	File No. 0-30306

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

I

ITEM 1.	REPORTING ISSUER
PLATINUM GROUP METALS LTD.
800 – 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

November 26, 2002

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated November 27, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

On November 26,2002 Active Gold Group Ltd., (“Active Gold”) closed aprivate, non-brokered seed financing for $500,000 Canadian at $0.35 per Active Gold share with seven outside investors resulting in a total of 5,457,141 shares outstanding. Platinum Group Metals Ltd. (TSX: PTM) will hold 1,461,904 shares of Active Gold or 26% as previously announced

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated November 27, 2002.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND
SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A

FORM 6K NOVEMBER 2002	Page 8 of 12
Platinum Group Metals Ltd.	File No. 0-30306

ITEM 8.           SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.         STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 6th day of December 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Micheal Jones

President & CEO

FORM 6K NOVEMBER 2002	Page 9 of 12
Platinum Group Metals Ltd.	File No. 0-30306

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

TSX-Venture: PTM

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	SEC Form 20F, File No. 0-30306

No. 02-48	NEWS RELEASE	NOVEMBER 28, 2002

PLATINUM GROUP METALS LTD. ENTERS INTO AGREEMENT FOR

BROKERED PRIVATE PLACEMENT FOR UP TO $2,500,000

Platinum Group Metals Ltd (TSX-V: PTM) has entered into a best efforts agency agreement, subject to regulatory approval, with Pacific International Securities Inc. (“PI”) and Haywood Securities Inc. as co-lead agents for an offering of up to 1,600,000 Flow Through Units at $0.65 per Flow Through Unit and up to 3,000,000 Non-Flow Through Units, at $0.50 per Unit.

Each Flow Through Unit consists of one common share of PTM and one non-flow through common share purchase warrant (the “FT Warrant”) of the Issuer. Each FT Warrant is exercisable into one additional PTM non-flow through common share for a period of 12 months from Closing at an exercise price of $0.85.

Each Non Flow Through Unit consists of one common share of the Issuer and one half of a common share purchase warrant (the “Common Warrant”) of the Issuer. Each whole Common Warrant is exercisable into one additional common share of the Issuer for a period of 24 months from the close of the private placement at an exercise price of $0.75.

The private placement is expected to be completed using the Accredited Investor or Sophisticated Purchaser Exemptions and PTM will rely on its current AIF for a resulting 4-month hold period on the Flow Through and Non Flow Through common shares to be issued. Commission on the offerings is set for 7% cash on gross proceeds and Agent’s Warrants for 10% of the number of Units sold of both offerings. The Agent’s Warrants are exercisable at $0.75 for a common share for a period of two years from the closing date. In addition, the Agent w ill be paid a corporate finance fee of $12,500 on signing, plus expenses.

The transaction is expected to close December 17, 2002.

The Net proceeds of approximately $2,275,000 will be used to acquire and advance PTM’s diversified portfolio of mineral properties in both Canada and South Africa focussed on platinum group elements.

R. Michael Jones, CEO said “This financing proposal was unsolicited by us, but it compliments our company’s profile and needs. It represents good value for the existing shareholders. We had planned to wait for the completion of additional acquisitions before funding, but the structure of this proposal fits well with our requirements for both Canadian and international work. The blended result of the Flow Through and Non Flow Through components provides a good premium to the market price for existing shareholders.” Work in the last few weeks on PTM’s Thunder Bay, Ontario area properties has added a second large scale drilling target to PTM’s Canadian property portfolio, therefore increasing PTM’s ability to utilize the Flow Through Funds over the next year.

PTM also holds a carried interest in the Agnew Property near Sudbury where Anglo Platinum Corporation and Pacific Northwest Capital Corp. are earning an interest. A drilling program is underway and assays are pending. The budget for this drilling and exploration program is $1.25M and PTM has a carried interest of 19.9%.

PTM has acquired option interests in three platinum properties in the Bushveld Complex in South Africa. The proposed financing will place PTM in a stronger position to increase its platinum property portfolio in South Africa and commence drilling as soon as permits are issued on its 3 drill ready properties.

FORM 6K NOVEMBER 2002	Page 10 of 12
Platinum Group Metals Ltd.	File No. 0-30306

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GROUP METALS LTD.
800 – 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899-5450
Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

November 27, 2002

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated November 28, 2002 to the TSX Venture Exchange and through various other approved public media.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd (TSX-V: PTM) has entered into a best efforts agency agreement, subject to regulatory approval, with Pacific International Securities Inc. (“PI”) and Haywood Securities Inc. as co-lead agents for an offering of up to 1,600,000 Flow Through Units at $0.65 per Flow Through Unit and up to 3,000,000 Non-Flow Through Units, at $0.50 per Unit.

Each Flow Through Unit consists of one common share of PTM and one non-flow through common share purchase w arrant (the “FT Warrant”) of the Issuer. Each FT Warrant is exercisable into one additional PTM non-flow through common share for a period of 12 months from Closing at an exercise price of $0.85.

Each Non Flow Through Unit consists of one common share of the Issuer and one half of a common share purchase warrant (the “Common Warrant”) of the Issuer. Each whole Common Warrant is exercisable into one additional common share of the Issuer for a period of 24 months from the close of the private placement at an exercise price of $0.75.

The private placement is expected to be completed using the Accredited Investor or Sophisticated Purchaser Exemptions and PTM will rely on its current AIF for a resulting 4-month hold period on the Flow Through and Non Flow Through common shares to be issued. Commission on the offerings is set for 7% cash on gross proceeds and Agent’s Warrants for 10% of the number of Units sold of both offerings. The Agent’s Warrants are exercisable at $0.75 for a common

FORM 6K NOVEMBER 2002	Page 11 of 12
Platinum Group Metals Ltd.	File No. 0-30306

share for a period of two years from the closing date. In addition, the Agent will be paid a corporate finance fee of $12,500 on signing, plus expenses.

The transaction is expected to close December 17, 2002.

The Net proceeds of approximately $2,275,000 will be used to acquire and advance PTM’s diversified portfolio of mineral properties in both Canada and South Africa focussed on platinum group elements.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated November 28, 2002.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND
SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO
Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 6th day of December 2002.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Micheal Jones

President & CEO

FORM 6K NOVEMBER 2002	Page 12 of 12
Platinum Group Metals Ltd.	File No. 0-30306